Canada Goose Reports First Quarter Fiscal 2027 Results
•Delivered revenue of $118.9m, an increase of 10.3% on a reported basis (up 8.6% on a constant currency basis1) versus the prior year
•Expanded adjusted EBIT margin2 to (87.3)% from (98.7)% in the same period last year driven by gross margin expansion and SG&A leverage, reducing operating loss and adjusted EBIT2 to $(103.8)m
•DTC comparable sales decline3 was 3.2% in the first quarter, reflecting lower store comparable sales, partially offset by double-digit e-commerce growth across all regions
•Maintained strong balance sheet and healthy inventory position, with inventory turns increasing 11% year-over-year to 1.0x sales

Toronto – July 30, 2026 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the first quarter ended June 28, 2026. All amounts are in Canadian dollars unless otherwise indicated.
“Our first quarter is another proof point that our strategy is working,” said Dani Reiss, Chairman & CEO of Canada Goose. “We’re successfully evolving Canada Goose into a year-round luxury brand, with customers engaging across more seasons and categories. We expanded gross margin, improved profitability, and deepened engagement around the world. Together, those results are building a stronger, more productive, and more profitable business.”
First Quarter Fiscal 2027 Business Highlights
In the first quarter, we advanced initiatives across product, brand, and channels that are strengthening our operating model and positioning the business for sustainable long-term growth.
•Continued to expand year-round relevance with Apparel, Rainwear, and Windwear increasing their contribution to total revenue, supporting customer acquisition and driving engagement beyond traditional winter categories.
•Expanded brand visibility through our Spring/Summer '26 marketing campaigns, strengthening customer acquisition and expanding brand reach through a more disciplined mix of performance and brand-building investments, including our Snow Goose spring capsule and Natural Intelligence summer collection brand campaigns.
•Further strengthened our DTC operating model, with improvements in conversion and average order value, reflecting continued focus on delivering greater value from our retail network. In our first quarter, we opened four net new stores, bringing our store count to 92 as of the end of our first quarter.
•Subsequent to our first quarter, we published our fiscal 2026 Impact Report4, showcasing the progress of our sustainability impact strategy, including a 50% reduction in Scope 1 and Scope 2 emissions from our fiscal 2019 baseline.

1 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
2 Adjusted EBIT, adjusted EBITDA, adjusted net loss attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and adjusted EBIT margin, adjusted net loss per basic and diluted share attributable to the shareholders of the Company, and net debt leverage are non-IFRS financial ratios. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
3 DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
4 A copy of our fiscal 2026 Impact Report can be accessed on Canada Goose’s website at www.canadagoose.com.

First Quarter Financial Highlights5
All Year-Over-Year Comparisons Unless Otherwise Noted
▪Total revenue increased 10.3% to $118.9m, up 8.6% on a constant currency basis1.
•DTC revenue increased 8.6% to $84.8m, or up 6.7% on a constant currency basis1 due to stronger performance in Asia Pacific and North America. DTC comparable sales decline3 was 3.2% primarily reflected softer store comparable sales, partially offset by double-digit e-commerce growth.
•Wholesale revenue increased 66.5% to $29.8m, or 65.4% on a constant currency basis1 driven by shipping a larger planned wholesale order book, stronger in-season orders from wholesale partners, and shipment timing.
•Other revenue decreased 63.6% to $4.3m, or 64.4% on a constant currency basis1 as a result of minimal friends and family activity in the United States compared to the same prior year period.
▪Gross profit increased 12.1% to $74.2m due to higher revenue. Gross margin was 62.4% compared to 61.4% in the first quarter of fiscal 2026, reflecting favourable channel mix and region mix.
▪Selling, general and administrative (SG&A) expenses were $178.0m, compared to $224.9m in the prior year period. The decrease is primarily due to non-recurrence of an arbitration award payment and an earn-out associated with our European knitwear manufacturer recognized in the prior year period.
▪Operating loss was $(103.8)m, compared to operating loss of $(158.7)m in the prior year period, attributable to higher gross profit and lower SG&A expenses.
▪Net loss attributable to shareholders was $(90.8)m, or $(0.93) per basic and diluted share, compared with a net loss attributable to shareholders of $(125.2)m, or $(1.29) per basic and diluted share in the prior year period.
▪Adjusted EBIT2 was $(103.8)m, compared to $(106.4)m in the prior year period. Adjusted EBIT margin2 was (87.3)%, compared to (98.7)% in the prior year period.
▪Adjusted net loss attributable to shareholders2 was $(86.5)m, or $(0.89) per basic and diluted share, compared with an adjusted net loss attributable to shareholders of $(88.2)m, or $(0.91) per basic and diluted share in the prior year period.

Balance Sheet Highlights
Inventory of $489.9m for the first quarter ended June 28, 2026 was up 11% year-over-year, primarily reflecting an expanded product assortment, a larger wholesale order book, and planned production growth to support anticipated demand for Fall/Winter '26.
The Company ended the first quarter of fiscal 2027 with net debt2 of $627.8m, compared to $541.7m at the end of the first quarter of fiscal 2026, with net debt leverage of 2.1 times adjusted EBITDA, compared to 1.8 times adjusted EBITDA in the same period last year. This increase was mainly due to an increase in lease liabilities.

Fiscal 2027 Outlook
This outlook constitutes forward-looking information within the meaning of applicable securities laws. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. Please see “Cautionary Note Regarding Forward Looking Statements" below for more information.
Based on our current visibility into the business and the progress of initiatives already underway, we reiterate our fiscal 2027 outlook as set forth below. Our outlook reflects our current assessment of operating conditions, underlying demand trends, and the level of execution we believe is achievable.

5 Comparisons to first quarter ended June 29, 2025.

For fiscal 2027, we expect:
•Revenue to increase approximately low-single digits compared to the prior year.
•Adjusted EBIT margin2 to be in the range of 11% to 12%.
Our outlook assumes:
•Revenue growth is driven by pricing actions already implemented, increased depth in our product assortment, a larger wholesale order book, and new store openings, partially offset by lower consumer demand relative to fiscal 2026, including softer traffic in key markets, reduced consumer confidence, and lower travel.
•Gross margin expands, reflecting the benefit of pricing actions and operational efficiencies embedded in fiscal 2026 production and favourable channel mix, partially offset by product mix, raw material inflation, and supply chain cost pressures from current disruptions
•SG&A declines as a percentage of revenue, as we balance disciplined cost management with targeted investments across channels, marketing, and technology, driving operating leverage on a consolidated basis.
•No material impact from U.S. duties announced on July 20, 2026, and which are currently stated to come into effect on August 19, 2026. Such duties, if and when in effect, would currently be expected to apply to a broad range of Canadian and other goods globally, including goods qualifying under the Canada-United States-Mexico Agreement (CUSMA) such as certain of the Company’s products. Considering, among other things, the rapidly evolving Canada/U.S. trade environment and developments that may occur before or after such stated effective date, the extent to which such duties, together with any related retaliatory measures or further changes in trade policy, will affect the Company and impact its business and results of operations, remains uncertain.

Conference Call Information
The Company will host the conference call at 8:30 a.m. EDT on July 30, 2026. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/994265778. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.

About Canada Goose
Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws, including statements relating to our fiscal 2027 financial outlook, the related assumptions included herein including developments relating to the U.S. duties announced on July 20, 2026 and their impacts, the execution of our proposed sustainability strategies, emission and energy consumption and targets, business strategy and our expected operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and international trade environment and their evolution, including developments relating to the U.S. duties announced on July 20, 2026 and their impacts as further discussed herein, as well as the other risk factors that are discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Factors Affecting Our Performance” in our Management’s Discussion and Analysis (“MD&A”) for the year ended March 29, 2026 and for the first quarter ended June 28, 2026, as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 29, 2026. In respect of our sustainability strategies and emission targets, risks and uncertainties also include scientific or technological developments, evolving sustainability strategies, changes in carbon markets, and evolving government regulations or changes in circumstances of our business. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.
Although we base the forward-looking statements contained in this press release on assumptions that we believe are reasonable, we caution readers that actual results and developments (including our results of operations, financial condition and liquidity, the achievement of our targets, goals and commitments (including our emission targets), and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this press release. In addition, even if results and developments are consistent with the forward-looking statements contained in this press release, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this press release may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements. You should read this press release and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Interim Statements of Loss
(in millions of Canadian dollars, except per share amounts) (unaudited)

	First quarter ended
	June 28, 2026	June 29, 2025
	$	$
Revenue	118.9	107.8
Cost of sales	44.7	41.6
Gross profit	74.2	66.2
Selling, general & administrative expenses	178.0	224.9
Operating loss	(103.8)	(158.7)
Net interest, finance and other costs	21.1	5.4
Loss before income taxes	(124.9)	(164.1)
Income tax recovery	(31.9)	(38.6)
Net loss	(93.0)	(125.5)

Attributable to:
Shareholders of the Company	(90.8)	(125.2)
Non-controlling interest	(2.2)	(0.3)
Net loss	(93.0)	(125.5)

Loss per share attributable to shareholders of the Company
Basic and diluted[1]	$(0.93)	$(1.29)
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share or if the average daily closing share price for the period was greater than the exercise price. Accordingly, for the first quarter ended June 28, 2026, 2,276,282 potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (for the first quarter ended June 29, 2025 - 1,544,848 shares.)

Condensed Consolidated Interim Statements of Comprehensive Loss
(in millions of Canadian dollars, except per share amounts) (unaudited)

	First quarter ended
	June 28, 2026	June 29, 2025
	$	$
Net loss	(93.0)	(125.5)

Other comprehensive loss
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation	(0.2)	—
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain	3.5	13.1
Net loss on derivatives designated as cash flow hedges	(1.7)	(1.7)
Reclassification of net loss on cash flow hedges to income	—	0.1
Other comprehensive income	1.6	11.5
Comprehensive loss	(91.4)	(114.0)

Attributable to:
Shareholders of the Company	(89.4)	(113.5)
Non-controlling interest	(2.0)	(0.5)
Comprehensive loss	(91.4)	(114.0)

Condensed Consolidated Interim Statements of Financial Position
(in millions of Canadian dollars) (unaudited)

	June 28, 2026	June 29, 2025	March 29, 2026
	$	$	$
		Reclassified	Reclassified
Assets
Current assets
Cash	206.9	180.5	408.2
Trade receivables	86.6	73.1	108.4
Inventories	489.9	439.5	386.3
Income taxes receivable	19.5	31.6	19.9
Other current assets	35.3	59.0	45.6
Total current assets	838.2	783.7	968.4

Deferred income taxes	102.7	114.6	76.9
Property, plant and equipment	162.8	153.7	161.5
Intangible assets	127.3	130.9	127.9
Right-of-use assets	353.5	274.4	332.1
Goodwill	71.1	72.0	71.1
Other long-term assets	36.7	1.2	15.3
Total assets	1,692.3	1,530.5	1,753.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	205.0	236.9	214.0
Provisions	37.5	35.7	45.8
Income taxes payable	5.8	19.2	11.7
Short-term borrowings	17.1	12.6	4.2
Current portion of lease liabilities	94.3	84.2	92.8
Total current liabilities	359.7	388.6	368.5

Provisions	20.0	16.3	19.0
Deferred income taxes	5.3	11.8	11.0
Term Loan	419.2	388.6	406.4
Lease liabilities	302.8	236.5	281.8
Other long-term liabilities	42.0	42.1	38.7
Total liabilities	1,149.0	1,083.9	1,125.4

Equity
Equity attributable to shareholders of the Company	525.9	431.7	608.4
Non-controlling interests	17.4	14.9	19.4
Total equity	543.3	446.6	627.8
Total liabilities and equity	1,692.3	1,530.5	1,753.2

Condensed Consolidated Interim Statements of Cash Flows
(in millions of Canadian dollars) (unaudited)

	First quarter ended
	June 28, 2026	June 29, 2025
	$	$
		Reclassified
Operating activities
Net loss	(93.0)	(125.5)
Items not affecting cash:
Depreciation and amortization	36.1	31.2
Income tax recovery	(31.9)	(38.6)
Interest expense	13.3	4.4
Foreign exchange gain	(1.8)	(3.4)
Acceleration of unamortized costs on debt extinguishment	6.0	—
(Gain) loss on disposal of assets	(0.9)	0.2
Share-based payment	5.1	4.1
Arbitration award	—	43.8
Remeasurement of put option	1.8	1.1
Remeasurement of contingent consideration	—	(0.1)
	(65.3)	(82.8)
Changes in non-cash operating items	(105.3)	(30.0)
Income taxes paid	(7.0)	(22.3)
Interest paid	(13.1)	(8.5)
Net cash used in operating activities	(190.7)	(143.6)
Investing activities
Purchase of property, plant and equipment	(4.7)	(0.5)
Net cash used in investing activities	(4.7)	(0.5)
Financing activities
Mainland China Facilities borrowings	0.5	—
Japan Facility borrowings	12.3	8.5
Revolving Facility repayments	—	(1.1)
Term Loan repayments	(1.0)	—
Transaction costs on financing activities	(1.3)	—
Principal payments on lease liabilities	(22.7)	(19.4)
Issuance of shares	1.7	—
Net cash used in financing activities	(10.5)	(12.0)
Effects of foreign currency exchange rate changes on cash	4.6	2.2
Decrease in cash	(201.3)	(153.9)
Cash, beginning of period	408.2	334.4
Cash, end of period	206.9	180.5

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted EBITDA, adjusted net loss attributable to shareholders of the Company, net debt, and constant currency revenue and certain non-IFRS ratios such as adjusted EBIT margin, adjusted net loss per basic and diluted share attributable to the shareholders of the Company and net debt leverage. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS Accounting Standards nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS financial measures to the nearest IFRS financial measure can be found in our MD&A for the first quarter ended June 28, 2026, under “Non-IFRS Financial Measures and Other Specified Financial Measures”. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” below.
This press release also includes references to DTC comparable sales (decline) growth which is a supplementary financial measure defined as a rate of (decline) growth of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net loss to adjusted EBIT, adjusted EBITDA, adjusted net loss attributable to shareholders of the Company for the periods indicated, constant currency revenue to revenue across segments and geographies, and net debt for purposes of presenting its calculation.

	First quarter ended
CAD $ millions	June 28, 2026	June 29, 2025
Net loss (unaudited)	(93.0)	(125.5)
Add (deduct) the impact of:
Income tax recovery	(31.9)	(38.6)
Net interest, finance and other costs	21.1	5.4
Operating loss	(103.8)	(158.7)
Arbitration award (a)	—	43.8
Paola Confectii Earn-Out costs (b)	—	8.5
Total adjustments	—	52.3
Adjusted EBIT	(103.8)	(106.4)
Adjusted EBIT margin	(87.3)%	(98.7)%

	First quarter ended
CAD $ millions	June 28, 2026	June 29, 2025
Net loss (unaudited)	(93.0)	(125.5)
Add (deduct) the impact of:
Income tax recovery	(31.9)	(38.6)
Net interest, finance and other costs	21.1	5.4
Operating loss	(103.8)	(158.7)
Arbitration award (a)	—	43.8
Paola Confectii Earn-Out costs (b)	—	8.5
Depreciation and amortization (e)	36.1	31.2
Total adjustments	36.1	83.5
Adjusted EBITDA	(67.7)	(75.2)

	First quarter ended
CAD $ millions	June 28, 2026	June 29, 2025
Net loss (unaudited)	(93.0)	(125.5)
Add (deduct) the impact of:
Arbitration award (a)	—	43.8
Paola Confectii Earn-Out costs (b)	—	8.5
Acceleration of unamortized costs on debt extinguishment (g)	6.0	—
Japan Joint Venture remeasurement loss on contingent consideration and put option (c)	2.3	1.0
Unrealized foreign exchange loss (gain) on term loan facility (d)	0.9	(3.5)
	9.2	49.8
Tax effect of adjustments	(1.6)	(12.0)
Adjusted net loss	(85.4)	(87.7)
Adjusted net loss attributable to non-controlling interest (f)	(1.1)	(0.5)
Adjusted net loss attributable to shareholders of the Company	(86.5)	(88.2)

Weighted average number of shares outstanding	97,313,923	96,913,707
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.89)	$(0.91)
(a)During the first quarter ended June 29, 2025, an arbitral decision was rendered in respect of an arbitration proceeding that took place in fiscal 2024 between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable judgment against the Company with financial compensation to be awarded to the former supplier. As a result, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of loss and was paid to the former supplier during the second quarter of fiscal 2026.
(b)Value of the Earn-Out, which was paid in fiscal 2026.
(c)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Company’s joint venture with Sazaby League (“Japan Joint Venture”). The Company recorded a loss of $2.3m on the fair value remeasurement of the contingent consideration and put option during the first quarter ended June 28, 2026 (first quarter ended June 29, 2025 - a loss of $1.0m). These losses are included in net interest, finance and other costs within the interim statements of loss.
(d)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of loss.
(e)Calculated as depreciation and amortization as determined in accordance with IFRS Accounting Standards. Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.
(f)Calculated as net loss attributable to non-controlling interest within the interim statements of loss of $(1.1)m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the first quarter ended June 28, 2026 (first quarter ended June 29, 2025 - net loss attributable to non-controlling interest of $(0.5)m).
(g)The non-cash unamortized costs accelerated in connection with the debt extinguishment due to the Fiscal 2027 Amendment to Term Loan.

Revenue by Segment

	First quarter ended		$ Change			% Change
CAD $ millions	June 28, 2026 (unaudited)	June 29, 2025	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	84.8	78.1	6.7	(1.5)	5.2	8.6%	6.7%
Wholesale	29.8	17.9	11.9	(0.2)	11.7	66.5%	65.4%
Other	4.3	11.8	(7.5)	(0.1)	(7.6)	(63.6)%	(64.4)%
Total revenue	118.9	107.8	11.1	(1.8)	9.3	10.3%	8.6%
Revenue by Geography

	First quarter ended		$ Change			% Change
CAD $ millions	June 28, 2026 (unaudited)	June 29, 2025	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	27.0	24.4	2.6	—	2.6	10.7%	10.7%
United States	21.8	26.9	(5.1)	(0.4)	(5.5)	(19.0)%	(20.4)%
North America	48.8	51.3	(2.5)	(0.4)	(2.9)	(4.9)%	(5.7)%
Greater China[1]	37.5	26.0	11.5	(1.2)	10.3	44.2%	39.6%
Asia Pacific (excluding Greater China1)	16.1	13.0	3.1	0.1	3.2	23.8%	24.6%
Asia Pacific	53.6	39.0	14.6	(1.1)	13.5	37.4%	34.6%
EMEA[2]	16.5	17.5	(1.0)	(0.3)	(1.3)	(5.7)%	(7.4)%
Total revenue	118.9	107.8	11.1	(1.8)	9.3	10.3%	8.6%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
Indebtedness

CAD $ millions	June 28, 2026 (unaudited)	June 29, 2025	$ Change
Cash	206.9	180.5	26.4
Mainland China credit facilities	(0.5)	—	(0.5)
Japan credit facility	(12.3)	(8.5)	(3.8)
Term loan facility	(424.8)	(393.0)	(31.8)
Lease liabilities	(397.1)	(320.7)	(76.4)
Net debt	(627.8)	(541.7)	(86.1)